

July 5, 2012

Gerald F. Sullivan
Chief Financial Officer
Sibling Entertainment Group Holdings, Inc.
1201 Peachtree St. NE
Bldg 400 Ste 200
Atlanta , GA 30361

> **Re:** **Sibling Entertainment Group Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 000-28311**
>
> **Form 10-K/A for the year ended December 31, 2011**
> **Filed May 14, 2012**
> **File No. 000-28311**

Dear Mr. Sullivan:

We have reviewed your response dated July 3, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2011 filed May 14, 2012

Item 9A. Controls and Procedures

1. We note you filed an amended Form 10-K on May 14, 2012, in response to our previously issued comments to include management's assessment of Disclosure Controls and Procedures in Item 9A. However, your amendment excluded the assessment of Internal Control over Financial Reporting also required under Item 9A. Any amendment to a Form 10-K must contain the complete text of the Item being amended. See Exchange Act Rule 12b-15. Please file an amended Form 10-K that includes the revised Item 9A in its entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Branch Chief